

HAVN

World’s first EMF-Blocking Apparel, backed by Lululemon's former President

Follow Havn to be notified if they later decide to raise funding.

WATCH FOR UPDATES

havnwear.com San Francisco, CA

Highlights

1. $15M+ cumulative revenue; 32% growth in 2024, and profitable
2. Backed by Lululemon's ex-President, NBA superstar Rudy Gobert, & VCs including, Science Ventures and
3. 250,000+ apparel pieces sold, 70,000+ loyal customersonce people experience the difference with HAVN
4. 12 patents on proprietary, space-suit inspired, EMF-blocking fabric
5. Disrupting a fast-growing $432 billion athleisure market with a 10% CAGR
6. Led by a Forbes 30 Under 30 CEO, with industry experts from Lululemon, Mercedes-Benz Technologies, a
7. HSA/FSA approved and endorsed by 200+ doctors
8. 78% of customers report improved cognition; independent pre-studies indicate improved HRV and brain

Featured Investor



Brett Conrad
Syndicate Lead

Follow

Invested $105,000

Professional investor looking to invest in great leaders and companies
longboardcapital.com

"Ever wondered what it's like to wear clothes that not only make you look and feel good but also shield you from invisible stress of EMF radiation? Well, wonder no more! I'm someone who's seen the rise of lululemon from a tiny sprout to a $37 billion behemoth in the activewear scene, and now, I'm here to tell you about HAVN. This isn't just another apparel brand; it's the James Bond of clothing – stylish and attention-grabbing, yet equipped with high-tech protection Imagine diving into a $432 billion pool of cash. That's the athleisure market waiting for HAVN! They've already made waves with $15M in sales and 70,000 happy customers. HAVN isn't just about looking cool; it's about being protected with their innovative WaveStopper™ technology, blocking 99% of radiation. With 12 patents, HAVN has built a fort around their tech. Do you want a part of this? Invest some coin in HAVN. You bet I wear HAVN t-shirts, undies, sweatshirts and hats daily! Why? Because it's like wearing a covert superhero cape – except it's on point, comfortable, and actually does something. As an advisor and investor, I've seen firsthand the passion and innovation Arthur and the HAVN team bring to the table. HAVN isn't just clothing; it's a lifestyle revolution. If you're looking for the next big thing in apparel that combines tech with touch, HAVN is your golden ticket. I'm thrilled to back this team as they aim for the stars – or rather, the billion-dollar mark! Join me in supporting HAVN – where fashion meets function and wellness isn't just a buzzword; it's the fabric of our future!"

Our Team


lambs

Arthur Menard CEO

Healthtech visionary. 3x Founder with 1 exit. Forbes 30 under 30 and 200+ media features. Co-inventor of 12 patents. Founded PwC's FR startup incubator. Startup investor with over 10x portfolio returns. AgroParisTech Biology & Engineering MS. HEC Paris MB

Mike Jones Director of the Board

High-growth expert. Founder of Science Inc. and former CEO of Myspace. Led $2B+ in exits, including Dollar Shave Club (acquired by Unilever), Userplane (acquired by AOL), and HouseParty (acquired by Epic). University of Oregon Business BS.

Brett Conrad Advisory Board Member

Seasoned retail leader and investor. Former President of Lululemon USA, helped launch some of the brand's first U.S. stores, driving its early expansion. Brings deep expertise in scaling brands, retail strategy, and tech-driven growth.



Thomas Calichiama Co-Founder & COO

Serial growth whiz. Scaled Betclic into one of Europe's largest online betting platforms. Led digital transformation of the French Golf Federation (800K+ members). La Sorbonne Business Law MS. Paris School of Business Sports Marketing MBA.

Gerrit Rindermann Co-Founder & Head of Engineering

Technology innovator. Former lead at Mercedes-Benz Technology. Co-founder of OneApp, revolutionizing digital communication. AI healthcare researcher with multiple patents. Forbes Tech Council Member. Freie Universität Berlin Computer Science MS.

Tom Guilbert Head of Marketing

Innovative marketing strategist. Drove digital transformation at L'Oréal and Air France. Scaled L'Occitane brands, doubling sales to $10M+ in less than 2 years. Forbes Council Member. AgroParisTech Business & Biology MS. HEC Paris Marketing MBA.

Pitch

Why HAVN?

We're surrounded by Electromagnetic Fields (EMF) radiation from phones, Wi-Fi, and connected devices daily. Scientific evidence from 2,200+ studies show that EMF exposure can affect cognition and fertility and increase cancer risk - impacting billions globally.

HAVN, formerly Lambs, offers the first everyday EMF-blocking apparel with WaveStopper™ technology, blocking over 99% of harmful EMFs. Our stylish, comfortable clothing supports health, sleep, immunity, and cognition, setting a new standard in wellness.

Join top-tier investors including Science Ventures, Sand Hill Angels, super angels like NBA Superstar Rudy Gobert, and former Lululemon President Brett Conrad, and help us disrupt the $432B athleisure market. Creating a new category for the modern, health-conscious consumer.

$15M in sales, 36% growth in 2024, and newly HSA/FSA approved—HAVN's exceptional momentum

HAVN is pioneering the next frontier of health and wellness with the world's first EMF-blocking apparel. To date, HAVN has generated over $15 million in cumulative revenue and achieved 36% growth in 2024. Its innovative technology and commitment to wellness continue to drive strong demand and expand its market presence.

More than 200 clinicians including neurologists, surgeons, and general medicine doctors endorse HAVN, recommending its products to their patients. Additionally, Recently HAVN receivedHSA / FSA approval, making it easier and more affordable for consumers to protect themselves from EMF and prioritize their health.

"My 13 year old son keeps his phone in his front pocket. This has always made me nervous. We see a functional medicine doctor who told us basically this is the experimental generation with EMFs. She also said there is some evidence in sperm counts falling and testicular cancer. She then talked about HAVN underwear! Well we bought 2 pairs. My son loves them!"

Christine C.

On top of its consumer success, HAVN is gaining traction in EMF-exposed industries like healthcare and the U.S, Department of Defense. HAVN is currently collaborating with US Air Force squadrons to integrate its technology into uniforms for pilots and exposed personnel.

HAVN apparel is also trusted by Olympians and elite athletes from all major leagues (NFL, NBA, NHL), including NBA superstar Rudy Gobert, who loves the products and believes so strongly in the mission that he recently joined as an investor and ambassador.

Billions of people face serious health risks from everyday EMF exposure

With 5.5 billion people reliant on cell phones and other wireless devices globally, EMF radiation has become an inescapable part of everyday modern life.

Leading health organizations worldwide, including the NIH, WHO, NCI, and EPA, are raising the alarm about the dangers of EMF exposure.

In fact, over 2,200 scientific studies have linked EMF exposure to significant long-term health risks, including cancer, fertility issues, and neurological disorders.

Cancer risk is a primary concern. A $30 million, 10-year study from the National Toxicology Program revealed that prolonged EMF exposure causes significant DNA damage, a key precursor to cancer. The World Health Organization classifies EMF radiation as a class 2B carcinogen.

Reproductive health is also at risk. A meta-analysis of studies concluded that EMF exposure negatively impacts sperm count, motility, viability, and concentration. This is especially concerning given the global decline in male fertility, which has dropped by about 2.6% per year since the early 2000s. If current trends continue, male infertility could reach critical levels by 2060.

Cognitive health is likewise impacted. Studies show that EMF exposure can lead to memory issues, impaired concentration, poor sleep quality and chronic fatigue.

Awareness is rising rapidly as EMFs are emitted from personal devices, Wi-Fi routers, cell towers, and smart home technology, making it more important than ever to protect our health.

HAVN invented the first scientifically-backed clothing that protects you from EMF radiation

HAVN created the world's first EMF-blocking clothing for everyday wear.

Inspired by spacesuit technology, our proprietary WaveStopper™ fabric ,uses pure silver fibers to create a conductive barrier and block over 99% of harmful EMFs from ever reaching the body.

With years of development, millions of dollars invested in R&D, and 12 patents filed to protect the innovation, WaveStopper™ is the only scientifically proven solution to conveniently block EMF in everyday life. The technology's efficiency has been tested and certificated by independent military-grade Eurofins MET Labs, ensuring its reliability and effectiveness according to top IEEE-299 and EN62209-2 standards.

From beanies to shirts and underwear, each HAVN product line shields vital areas like the brain, chest, and reproductive organs.

HAVN garments are not only protecting you from EMF radiation, but also blocking 99.5% of UV radiation and are naturally antimicrobial and anti-odor. Our fibers are made from pure silver and are non-toxic, free from nanoparticles, hypoallergenic, and can withstand over 300 washes.

Long-term health and well-being for the modern lifestyle

We hold an unparalleled position in the market as the first and only brand with EMF-protective apparel scientifically proven to protect long-term health and well-being from the impact of EMF exposure. Our customers rave about the peace of mind using technology while knowing their health and that of their family is protected.

In addition to supporting long-term health, shielding from EMF also has numerous science-backed benefits on well-being, primarily due to the fact that EMF exposure can increase cellular and oxidative stress, impacting cognition, sleep, brain fog, immunity, and accelerated aging.

The real-life benefits of HAVN have been highlighted by independent pre-studies. A 2020 pre-study showed that wearing HAVN when exposed to EMF radiation improved HRV - an indicator of the body's stress level - by an average of 18%.

In 2023, an independent study from the Aspen Neuro Institute used EEG technology to monitor brainwave activity in individuals exposed to EMF radiation from idle smartphones near the head. The results showed significant reduction in brain stress when wearing HAVN headwear.

https://getlambs.com/page/aspen-study

The benefits of wearing HAVN have been also observed by our customers throughout several years:

- *62% of our customers report an improvement in sleep quality*
- *78% have noticed enhanced cognition with reduced brain fog and headaches*

- *70% are experiencing improved Heart Rate Variability (HRV)—a key indicator of recovery and overall wellness*

With over 70,000 customers, HAVN has built a loyal wellness community that hails our products as "life-changing."

Our customers are our best advocates, and their feedback speaks volumes. HAVN is quickly gaining momentum among health-conscious consumers looking for proactive wellness solutions, with over a third of our customers coming from word of mouth.

The feedback from our community has been amazing, with over 5,000 five-star reviews and countless incredible testimonials sharing life-changing stories of better sleep, increased focus, and overall well-being.

The press can't get enough of HAVN

Our commitment to quality and innovation has caught major media attention, with features in *Forbes*, *Men's Health*, *ABC News*, *BBC*, and *GQ*, among countless others

Our uniquely suited team of accomplished engineering, biology, and brand experts is a rare synergy of talents

We are uniquely positioned to scale HAVN, bridging advanced science with the athleisure mass market to make proactive EMF protection accessible to all. As a powerhouse of health-focused innovators, our team combines complementary expertise in biology, engineering, and apparel, with leadership experience from Lululemon, PwC, Mercedes-Benz Technologies, and L'Oréal.

In addition, HAVN is backed by incredible strategic investors and advisors who are helping us build towards becoming a billion-dollar company:

- Brad Murray, Co-founder of Tatcha, acquired by Unilever for $500 million

- Erik Blachford, former CEO of Expedia
- Pascal Houssin, former President of Kraft Foods Europe
- Jonathan Blanshay, founder and chairman of Galvion, leader military provider of protective equipment, $1b+ in sales with the US military
- Mark Divine, Navy SEALs Commander (rtd), NewYork Times Best-Selling Author
- Michael Gervais, world renowned performance psychologist to the Sea Hawks, Olympians, and top performers; oached Felix Baumgartner as he became the world's first man to jump from space
- Justin Mares, Founder of Kettle & Fire, Surely Wines, and TrueMed (health & wellness brands with $100M+ in sales)
- Dave Asprey, Founder of BulletProof Coffee (over $100m in sales)

HAVN is disrupting the $432 billion athleisure market, pioneering the world's first EMF-blocking wellness apparel brand

The global athleisure market has reached $432 billion and is projected to grow at 10% annually, driven by an increasingly health-conscious consumer base.

HAVN is positioned to capture a notable share of this market, with 20% of U.S. consumers expressing significant concern about EMF exposure—a $20 billion opportunity within the U.S. alone. As concerns about fertility decline and rising cancer rates grow, consumers are actively seeking preventive health solutions.

Further fueling demand, HAVN's products are HSA/FSA eligible, making them more accessible to those looking for proactive protection. Doctors are increasingly recommending EMF protection to address risks associated with cognitive health, fertility, and long-term cancer risks.

Regulatory awareness is also on the rise, with agencies like the World Health Organization (WHO) classifying EMF as a carcinogen and the U.S. Air Force implementing EMF exposure mitigation programs. As these global organizations push for updated safety standards, market demand for health-protective solutions will expand, positioning HAVN as the market leader with its innovative, science-backed apparel that provides effective, everyday EMF protection.

Financials

For the past few years, our products have been selling faster than we can make them. Now, with a top manufacturing partner who believes in our mission, we've unlocked a powerful growth lever for the company.

- $200+
- Average Order Value
- < 30 Days
- Customer Acquisition (CAC) Payback
- 63%
- Operating Margin

With an average order value over 2x the industry average, we are acquiring customers profitably on the first month of purchase, meaning that our marketing engine is ready for scale.

Incredible customer stickiness

- 4%
- Return Rate
- 7x lower than the industry average
- 150%
- 12-months revenue retention

We've sold over a quarter million pieces, with an average order value that doubles that of leading athleisure brands. And whilethese brands have 20 to 40% merchandise return rates, ours is less than 5%.

Because HAVN isn't just about style; it's about protecting your health and improving your overall well-being.

Once people make the switch to HAVN, they rarely go back to regular, non-protective clothing, resulting in high repeat purchase rates and growing revenue retention.

Currently, only 3.5% of a typical athleisure catalog, we're poised to expand our offerings and colors. This will make HAVN even easier to wear daily, increasing customer lifetime value by up to 10x.

Thanks to our unique customer loyalty and an expanding catalog, HAVN is on track to reach $100M+ in yearly revenue with fewer than 500,000 customers. We're already 15% of the way there, and we expect to hit this goal within the next 5 years.

HAVN's recent HSA/FSA eligibility is just starting to drive growth by making our products more accessible and affordable for both existing and new customers. It will also help expand a network of doctors recommending HAVN as a proactive health solution

Our products are also making waves in professional sectors. \The U.S. The Air Force Squadrons has begun exploring utilizing HAVN to provide EMF protection for fighter pilots, who face a 23-29% increased cancer risk due to cockpit exposure. We are also actively working on B2B deals in getting interest from the occupational healthcarehealth care market, as healthcare professionals are also exposed to signifcanta lot of EMF radiation. These markets can represent tens of millions of additional revenues for HAVN.

Together, these factors position HAVN for sustainable, profitable growth well above industry standards.

Exit & Valuation Comps / Exit Strategy

The potential to build a unicorn apparel brand in the performance apparel industry has been proven by Lululemon, Vuori, Figs, and more.

HAVN has built a strong foundation for a high-value exit, leveraging a unique market position to either go public with a billion-dollar IPO once it surpasses $100+ million in annual revenue or attract acquisition interest from industry leaders in athleisure, health-tech, and consumer goods.

With traction across consumer and specialized markets -, including military and medical sectors -, HAVN also presents a compelling acquisition prospect for brands or private equity groups seeking to expand into protective apparel.

Our team is backed by seasoned investors with extensive experience in billion-dollar startup exits, bringing invaluable expertise to ensure a successful exit strategy that aligns with our mission.

Join us in protecting humanity from EMF radiation exposure

Our vision is to lead globally in EMF-blocking apparel, protecting long-term health and promoting overall wellness. With unique technology, scalable production, growing awareness on the market, and traction in defense and healthcare industries, HAVN is poised for sustainable, explosive growth.

Our conviction is that the brands of tomorrow are built hand-in-hand with their community. That's why we're inviting you—our customers, fans, and supporters—to join us on this journey as investors.

Join top investors like Sand Hill Angels, Science Ventures, NBA superstar Rudy Gobert, and Lululemon ex-President Brett Conrad ands help uswe redefine the $432B athleisure market.

Together, we can make HAVN the #1 health-focused athleisure brand and build a healthier future.

Join us in protecting humanity from EMF.